Mail Stop 4561

January 15, 2009

VIA U.S. MAIL AND FAX (403) 256-3144

Ms. Lisa McIntosh
President
Real Estate Referral Center Inc.
279 Midpark Way SE, Suite 102
Calgary, Alberta
Canada T2X 1M2

> **Re:** **Real Estate Referral Center Inc.**
> **Form 10-K for the year ended February 29, 2008**
> **Filed May 29, 2008**
> **File No. 000-52720**

Dear Ms. McIntosh:

We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 29, 2008

Independent Auditors' Report page F-1

1. We note that your audit report was signed by Chartered Accountants based in Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. Your response should include where the majority of your assets are (and will be) located and where the majority of your revenues will be derived. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International

Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm. Tell us if you currently have plans to employ an audit firm located in the United States to render an opinion for fiscal year 2009. If not, please tell us if your accounting records are located in the United States or Canada and where the majority of the audit work is conducted.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief